04003439

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 5 2004
DIVISION OF MARKET REGULATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123<br>Expires: October 31, 2004<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-33359 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 12/28/02 (MM/DD/YY) AND ENDING 12/26/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Merrill Lynch Professional Clearing Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 Broadway
(No. and Street)

| New York | New York | 10038 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Rosenthal — (212) 670-5987
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

| Two World Financial Center | New York | New York | 10281-1414 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MERRILL LYNCH PROFESSIONAL CLEARING CORP.
(S.E.C. I.D. No. 8-33359)

BALANCE SHEET AND SUPPLEMENTAL SCHEDULES
AS OF DECEMBER 26, 2003
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
and Regulation 1.10(g) under the Commodity Exchange Act
as a PUBLIC DOCUMENT.

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

## INDEPENDENT AUDITORS' REPORT

Merrill Lynch Professional Clearing Corp.:

We have audited the balance sheet of Merrill Lynch Professional Clearing Corp. (the "Company") as of December 26, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Merrill Lynch Professional Clearing Corp. at December 26, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic balance sheet taken as a whole. The following supplemental schedules of Merrill Lynch Professional Clearing Corp. as of December 26, 2003, are presented for the purpose of additional analysis and are not a required part of the basic balance sheet, but are supplementary information required by regulations under the Commodity Exchange Act: (i) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, (ii) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges Pursuant to Section 4d(2) under the Commodity Exchange Act, and (iii) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to Regulation 30.7 under the Commodity Exchange Act. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic balance sheet and, in our opinion, are fairly stated in all material respects when considered in relation to the basic balance sheet taken as a whole.

Deloitte & Touche LLP

February 23, 2004

# MERRILL LYNCH PROFESSIONAL CLEARING CORP.

## BALANCE SHEET AS OF DECEMBER 26, 2003

(Dollars in Thousands, Except Share and Per Share Amounts)

| ASSETS | |
|---|---|
| *Cash and cash equivalents* | $ 5,024 |
| *Cash and securities segregated for regulatory purposes or deposited with clearing organizations* | 388,405 |
| *Securities financing transactions* | |
| Receivables under resale agreements | 4,007,309 |
| Receivables under securities borrowed transactions | 1,317,003 |
| | 5,324,312 |
| *Trading assets, at fair value (includes securities pledged as collateral of $283,581)* | 675,311 |
| *Receivables from affiliated companies* | 9,822,706 |
| *Other receivables* | |
| Customer and non-customer proprietary balances (net of allowance for doubtful accounts of $1,000) | 2,131,829 |
| Brokers and dealers | 237,997 |
| Interest and other | 22,687 |
| | 2,392,513 |
| *Exchange Memberships, at cost* | 23,053 |
| *Equipment and facilities (net of accumulated depreciation and amortization of $7,496)* | 3,840 |
| *Loans receivable (net of allowance for doubtful accounts of $2,041)* | 88,255 |
| *Goodwill* | 5,333 |
| *Other assets* | 16,265 |
| Total Assets | $ 18,745,017 |

| LIABILITIES AND STOCKHOLDERS' EQUITY | |
|---|---|
| **Liabilities** | |
| *Payables under securities loaned transactions* | $ 1,271,431 |
| *Trading liabilities, at fair value* | 1,195,135 |
| *Payables to affiliated companies* | 1,640,076 |
| *Other payables* | |
| Customer and non-customer proprietary balances | 12,942,606 |
| Brokers and dealers | 131,269 |
| Interest | 14,241 |
| | 13,088,116 |
| *Other liabilities* | 70,268 |
| **Total** | 17,265,026 |
| *Subordinated borrowings* | 800,000 |
| **Total Stockholders' Equity** | 679,991 |
| **Total Liabilities and Stockholders' Equity** | $ 18,745,017 |

See Notes to Balance Sheet.

# MERRILL LYNCH PROFESSIONAL CLEARING CORP.

## NOTES TO BALANCE SHEET
## AS OF DECEMBER 26, 2003
## (Dollars in Thousands, Except Share and Per Share Amounts)

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Description of Business* - Merrill Lynch Professional Clearing Corp. (the "Company") is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and as a futures commission merchant with the Commodity Futures Trading Commission ("CFTC"). Services provided to clients include securities financing, brokerage and clearing services to broker-dealers, introducing broker-dealers and other professional trading entities on a fully-disclosed basis. The Company also trades as an option market maker on the International Securities Exchange ("ISE"). The Company is a guaranteed subsidiary of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S"). MLPF&S is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.").

*Basis of Presentation* - The Balance Sheet is presented in accordance with accounting principles generally accepted in the United States of America, which include industry practices.

*Use of Estimates* - In presenting the Balance Sheet, management makes estimates regarding the outcome of litigation, the carrying amount of goodwill, certain trading inventory valuations, the realization of deferred tax assets, certain costs allocated by ML&Co., and other matters that affect the reported amounts and disclosure of contingencies in the Balance Sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact on the Balance Sheet. It is possible that such changes could occur in the near term.

Substantially all financial instrument assets and liabilities are carried at fair value or amounts that approximate fair value. Fair values of financial instruments are disclosed in Note 4.

*Cash and Cash Equivalents* - The Company defines cash equivalents as short-term, highly liquid securities and interest-earning deposits with original maturities of 90 days or less.

*Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations* - Cash and securities segregated for regulatory purposes or deposited with clearing organizations include cash and securities segregated in compliance with federal and other regulations and represent funds deposited by customers and funds accruing to customers as a result of trades or contracts. Also included are funds segregated in a special reserve account for the benefit of customers under Rule 15c3-3 of the SEC as well as funds segregated and held in separate accounts in accordance with Section 4d(2) and Regulation 30.7 of the Commodity Exchange Act.

*Securities Financing Transactions* - The Company enters into resale agreements and securities borrowed and loaned transactions to accommodate customers, finance firm inventory positions, and obtain securities for settlement. The Company also engages in securities financing for customers through margin lending (see *Customer and Non-customer Proprietary Transactions*).

Resale agreements are accounted for as secured financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral, when appropriate. Substantially all resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty.

Securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash. The Company receives collateral in the form of cash for securities loaned transactions. For these transactions, the fees received or paid by the Company are recorded as interest revenue or expense. On a daily basis, the Company monitors the market value of securities borrowed or loaned against the collateral value. Although substantially all securities borrowing and lending activities are transacted under master netting agreements, such receivables and payables with the same counterparty are not offset on the Balance Sheet.

All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities are disclosed parenthetically in *Trading assets* on the balance sheet.

***Trading Assets and Liabilities*** - The Company's trading activities consist of market making in listed options on the ISE. Trading assets and trading liabilities consist of listed options and cash equity securities used for trading purposes or for managing risk exposure in trading inventory. See the *Derivatives* section below for additional information on accounting policy for derivatives.

Trading securities and other cash instruments are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Fair values of trading securities are based on quoted market prices.

***Derivatives*** - A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve commitments to purchase or sell other financial instruments at specified terms on a specified date (e.g., options to buy or sell securities).

Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair values of trading derivatives are recorded in trading assets and liabilities. Fair values for exchange-traded derivatives, principally futures and options, are based on quoted market prices.

***Other Receivables and Payables***

*Customer and Non-customer Proprietary Transactions* - Customer and non-customer proprietary securities and commodities transactions are recorded on a settlement date basis. Receivables from and payables to customers and non-customers include amounts due on cash and margin transactions. Securities owned by customers and non-customers, including those that collateralize margin or other similar transactions, are not reflected on the Balance Sheet.

Commissions charged for executing customer and non-customer proprietary transactions are recorded on a trade date basis.

*Brokers and Dealers Receivables and Payables* - Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to a purchaser by the settlement date ("fails to deliver"), amounts due on margin transactions, and net receivables arising from unsettled trades. Payables to brokers and dealers primarily include amounts payable for securities not received by the Company from a seller by the settlement date ("fails to receive"), margin deposits and net payables arising from unsettled trades.

*Interest and Other Receivables and Payables* - Interest and other receivables include interest receivable on U.S. Government obligations, customer and non-customer receivables, securities financing transactions, commissions receivable, and income taxes. Interest and other payables include interest payable for securities financing transactions, payables to affiliated companies and amounts payable income taxes.

***Borrowing Activities*** - Funding is principally obtained through loans from ML&Co. (See Note 3).

***Equipment and Facilities*** - Equipment and facilities primarily consist of furniture and fixtures, technology hardware and software, office equipment, and leasehold improvements. Equipment, and facilities are reported at historical cost, net of accumulated depreciation and amortization. The cost of certain facilities shared with affiliates is allocated to the Company by ML&Co. based on the relative amount of space occupied.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over its estimated useful life, while leasehold improvements are amortized over the lesser of the improvement's estimated economic useful life or the term of the lease. Maintenance and repair costs are expensed as incurred.

***Loans receivable (net)*** - Loans receivable (net) consists primarily of nonpurpose and subordinated loans extended to clients which are fully secured. These loans are carried at amounts that approximate fair value.

***Goodwill*** – Goodwill represents the cost of acquired businesses in excess of fair value of the related net assets at acquisition. Under Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, it is tested annually for impairment. ML&Co. has reviewed its goodwill in accordance with SFAS No. 142 and determined that the fair value of the reporting units to which goodwill relates exceeded the carrying value of such reporting units. Accordingly, no goodwill impairment loss has been recognized.

***Other Assets*** - Other assets consist primarily of deferred taxes, which are mainly related to allowances for doubtful accounts.

***Income Taxes*** - The Company uses the asset and liability method in providing income taxes on all transactions that have been recognized in the Balance Sheet. The asset and liability method requires that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period such changes are enacted. See Note 10 for discussion on income taxes.

## 2. NEW ACCOUNTING PRONOUNCEMENTS

On November 25, 2002, the Financial Accounting Standards Board ("FASB"), issued FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others - an Interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34*. FIN 45 requires certain disclosures be made by a guarantor about its obligations under certain guarantees issued. It also requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of FIN 45 apply on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosures are effective for financial statements of interim or annual periods ending after December 15, 2002. See Note 7 for discussion on guarantees.

## 3. RELATED PARTY TRANSACTIONS

The Company has transactions with ML&Co., MLPF&S, Merrill Lynch Government Securities, Inc. ("MLGSI") and other companies affiliated by common ownership. Assets and liabilities include the following items related to such entities:

| | |
|---|---|
| Assets: | |
| Receivables under resale agreements | $ 4,007,309 |
| Receivables under securities borrowed transactions | 1,317,003 |
| Receivables from affiliated companies | 9,822,706 |
| Receivables from brokers and dealers | 7,099 |
| Other assets | 4,599 |
| | $ 15,158,716 |
| Liabilities: | |
| Payables under securities loaned transactions | $ 1,271,431 |
| Payables to affiliated companies | 1,640,076 |
| Payables to brokers and dealers | 2,064 |
| Subordinated borrowings | 800,000 |
| Other liabilities | 130 |
| | $ 3,713,701 |

Certain of the Company's transactions are settled on its behalf by affiliated entities. Receivables from affiliated companies consists of omnibus accounts for securities and commodities transactions with MLPF&S and other companies affiliated by common ownership on behalf of the Company's clients.

Payables to affiliated companies consist of loans from ML&Co. which are due on demand and bear interest based on ML&Co.'s average cost of funds.

## 4. TRADING AND RELATED ACTIVITIES

Certain client trading activities and the Company's option market maker trading activities expose the Company to certain risks which are managed in accordance with the risk management policies established by ML&Co.

***Market Risk*** - Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity and commodity prices, credit spreads, or other risks. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate, price, and spread movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The following discussion describes the types of market risk faced by the Company.

***Interest Rate Risk*** - Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments. Interest rate swap agreements, Eurodollar futures, and U.S. Treasury securities and futures are common interest rate risk management tools. The decision to manage interest rate risk using futures or swap contracts, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

***Equity Price Risk*** - Equity price risk arises from the possibility that equity security prices will fluctuate, affecting the value of equity securities and other instruments that derive their value from a particular stock. Instruments typically used by the Company to manage equity price risk include equity options and stocks. Equity options, for example, can require the writer to purchase or sell a specified stock at a future date.

***Credit Risk*** - The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed insufficient ("default risk"). The Company has established policies and procedures for mitigating credit risk including reviewing and establishing limits for credit exposure, limiting transactions with specific counterparties, maintaining collateral and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles and finances various customer and non-customer securities and commodity transactions. Execution of these transactions includes the purchase and sale of securities. These activities may expose the Company to default risk arising from the possibility that a customer, non-customer or counterparty may fail to satisfy its obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to its customers, non-customers or counterparties. The Company seeks to control the risks associated with its customer and non-customer margin activities by requiring customers and non-customers to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed-to-receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed-to-receive, the Company may be required, under industry regulations, to purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

***Concentration of Credit Risk*** - The Company provides financing and related services to a diverse group of domestic and foreign clients including professional market participants. The Company's exposure to credit risk associated with these transactions is measured on an individual client basis, as well as by groups of clients that share similar attributes. To reduce the potential for risk concentration, credit limits are established and continually monitored in light of changing client and market conditions.

At December 26, 2003, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. The Company does not have direct exposure to the U.S. Government and its agencies. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral for resale agreements. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies only in the event of the counterparty's default. Securities issued by the U.S. Government and its agencies held as collateral at December 26, 2003 totaled $4,007,309, all of which was from an affiliated company.

***Trading Derivatives*** - The fair values of the Company's trading derivatives, which consisted solely of listed options, as of December 26, 2003 were $398,504 in trading assets and $350,787 in trading liabilities.

***Securities Financing Transactions*** - The Company enters into secured borrowing and lending transactions to finance trading inventory, to obtain securities for settlement and to meet clients' needs. Under these agreements and transactions, the Company either receives or provides cash collateral. The Company receives collateral in connection with resale agreements, securities borrowing transactions, customer margin loans, and other loans. Under many agreements the Company is permitted to sell or repledge these securities held as collateral, or enter into securities lending transactions. At December 26, 2003, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $50,415,810, which includes $5,306,432 from affiliates. The fair value of these securities that had been sold or repledged was $35,515,007, which includes $1,483,702 to affiliates.

## 5. SUBORDINATED BORROWINGS

At December 26, 2003, the amount available on the Company's revolving subordinated borrowing with ML&Co. was $1,350,000, of which $800,000 was outstanding, with a maturity date of March 20, 2005. This borrowing, which has been approved for regulatory capital purposes, bears interest at variable rates based on certificate of deposit rates.

## 6. STOCKHOLDERS' EQUITY

The Company is authorized to issue 10,000 shares of $1 par value preferred stock and 50,000 shares of $1 par value common stock. At December 26, 2003, there were 1,395 preferred and 2,000 common shares outstanding.

## 7. COMMITMENTS AND CONTINGENCIES

***Litigation*** – ML&Co. and/or certain subsidiaries have been named as defendants in various legal actions, including arbitrations, class actions, and other litigation arising in connection with its activities as a global diversified financial services institution. The general decline of equity securities prices that began in 2000 has resulted in increased legal actions against many firms, including ML&Co. and will likely result in higher professional fees and litigation expenses than those incurred in the past.

Some of the legal actions include claims for substantial compensatory and/or punitive damages or claims for indeterminate amounts of damages. In some cases, the issuers who would otherwise be the primary defendants in such cases are bankrupt or otherwise in financial distress. ML&Co. is also involved in investigations and proceedings by governmental and self-regulatory agencies. The number of these investigations has also increased in recent years with regard to many firms, including ML&Co.

Given the number of these legal actions, investigations and proceedings, some are likely to result in adverse judgments, penalties, injunctions, fines or other relief. ML&Co. believes it has strong defenses to, and where appropriate, will vigorously contest, any of these actions. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, ML&Co. often cannot predict what the eventual loss or range of loss related to such matters will be. The Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company as set forth in the Balance Sheet, but may impact ML&Co.'s credit ratings.

***Leases*** - The Company has entered into various non-cancelable, long-term lease agreements for premises and equipment that expire through the year 2007. Future minimum rental commitments (exclusive of potential sublease rentals) with initial or remaining terms exceeding one year as of December 26, 2003, are presented below:

| Year Ending | Total |
|---|---|
| 2004 | $ 513 |
| 2005 | 299 |
| 2006 | 304 |
| 2007 | 101 |
| Total | $ 1,217 |

***Guarantees*** - The Company has one guarantee with a client for approximately $6,300. The guarantee is secured by the assets in the clients' accounts and has no expiration. No contingent liability is recorded on the Balance Sheet since this transaction is fully collateralized.

The Company provides guarantees to securities clearinghouses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the Balance Sheet for these transactions.

In connection with its prime brokerage business, the Company provides to counterparties guarantees of the performance of its prime brokerage clients. Under these arrangements, the Company stands ready to meet the obligations of its clients with respect to securities transactions. If the client fails to fulfill its obligation, the Company must fulfill the client's obligation with the counterparty. The Company is secured by the assets in the client's account as well as any proceeds received from the securities transaction entered into by the Company on behalf of the client. No contingent liability is carried on the Balance Sheet as the Company believes that potential for loss under these arrangements is remote.

## 8. EMPLOYEE BENEFIT PLANS

The Company provides retirement and other postemployment benefits under plans sponsored by ML&Co.

***Pension Plans*** – The U.S. defined contribution plans consist of the Retirement Accumulation Plan, the Employee Stock Ownership Plan, and the 401(k) Savings and Investment Plan ("401k"). These plans cover substantially all U.S. employees who have met service requirements.

ML&Co. has purchased a group annuity contract which guarantees the payment of benefits vested under a U.S. defined benefit plan that was terminated in accordance with the applicable provisions of the Employee Retirement Income Security Act of 1974. The Company also maintains arrangements to provide certain supplemental benefits for certain U.S. employees.

## 9. EMPLOYEE INCENTIVE PLANS

The Company participates in several employee compensation plans sponsored by ML& Co. which provide eligible employees with stock, options to purchase shares, and deferred cash compensation. These plans include the Long Term Incentive Compensation Plans ("LTICP") and the Equity Capital Accumulation Plan ("ECAP"). These plans provide for grants of equity and equity-related instruments of ML&Co. to certain key employees of the Company.

## 10. INCOME TAXES

As part of the consolidated U.S. federal tax return of ML&Co., the Company transfers to ML&Co. its current U.S. federal and state tax liabilities. At December 26, 2003, the Company had a current tax payable of $5,125 and deferred tax assets of $1,621.

No valuation allowance was required at December 26, 2003.

## 11. REGULATORY REQUIREMENTS

As a registered broker-dealer and futures commission merchant, the Company is subject to the higher of the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Act") and net capital requirements of the CFTC. The Company computes its net capital under the alternative method permitted by Rule 15c3-1 which requires that minimum net capital shall not be less than 2% of aggregate debit items ("ADI") arising from customer transactions. The CFTC also requires that minimum net capital should not be less than 4% of total segregation requirements. At December 26, 2003, the Company's regulatory net capital of $641,784 was 82.1% of aggregate debit items and exceeded the minimum requirement of $15,637 by $626,147. In addition, at 5% of aggregate debit items, regulatory net capital in excess of the minimum required was $602,692.

The Company is also subject to the customer protection requirements of Rule 15c3-3 under the Act.

For the December 26, 2003 customer reserve computation, securities with a contract value of $765,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of customers.

The Company also is required to perform a computation of reserve requirements for Proprietary Accounts of Introducing Brokers ("PAIB") pursuant to Rule 15c3-3 of the Act. At December 26, 2003, the Company's PAIB reserve computation indicated a PAIB reserve requirement of $2,336,512. For the December 26, 2003 PAIB reserve computation, securities with a contract value of $2,570,000 obtained under resale agreement with an affiliate have been segregated in a special reserve account for the exclusive benefit of PAIB.

As a futures commission merchant, the Company is required to perform computations of the requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act. As of December 26, 2003, assets segregated and held in separate accounts totaled $748,276 and exceeded requirements by $243,873.

## 12. ACQUISITION

In November 2003, the Company purchased certain listed options electronic market making assets from Bear Stearns for $24,833. The transaction was accounted for in accordance with SFAS No. 141, *Business Combinations*. Assets acquired consisted primarily of exchange memberships in the ISE of $19,500 and the remaining purchase price of $5,333 was allocated to goodwill.

## 13. SUBSEQUENT EVENT

In January 2004, the Company agreed to purchase certain assets and liabilities and accept substantially all of the clients of ABN AMRO Sage Corporation. The transaction is expected to close in the second quarter of 2004.

* * * * * *

# MERRILL LYNCH PROFESSIONAL CLEARING CORP.

## COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 26, 2003 (Dollars in Thousands)

| | |
|---|---|
| STOCKHOLDERS' EQUITY | $ 679,991 |
| DEDUCT STOCKHOLDERS' EQUITY NOT ALLOWABLE FOR NET CAPITAL | (20) |
| STOCKHOLDERS' EQUITY QUALIFIED FOR NET CAPITAL | 679,971 |
| LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 800,000 |
| TOTAL STOCKHOLDERS' EQUITY AND LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS | 1,479,971 |
| NONALLOWABLE ASSETS: | |
| Exchange memberships | 23,053 |
| Property, leasehold improvements and equipment | 3,840 |
| Interest and dividends receivable | 22,687 |
| Loans and advances | 88,255 |
| Unsecured receivable brokers and dealers | 5,504 |
| Other assets | 17,879 |
| Total nonallowable assets | 161,218 |
| MISCELLANEOUS CAPITAL CHARGES: | |
| Deductions for accounts carried under Rule 15c3-1(c)(2)(x) | 559,007 |
| Aged fails-to-deliver | 16,997 |
| Other deductions and charges | 53,067 |
| Total miscellaneous capital charges | 629,071 |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS | 689,682 |
| HAIRCUTS ON SECURITIES POSITIONS: | 47,898 |
| NET CAPITAL | 641,784 |
| COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS | 15,637 |
| EXCESS NET CAPITAL (over minimum requirement of 2%) | $ 626,147 |

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

**MERRILL LYNCH PROFESSIONAL CLEARING CORP.**

**SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS TRADING ON U.S. COMMODITY EXCHANGES PURSUANT TO SECTION 4d(2) UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2003** (Dollars in Thousands)

| | |
|---|---|
| SEGREGATION REQUIREMENTS: | |
| Cash | $ 443,658 |
| Securities - at market value | 75,550 |
| Net unrealized gain on open futures contracts traded on a contract market | (91,921) |
| Exchange traded options: | |
| Market value of open option contracts purchased | 580,688 |
| Market value of open option contracts granted (sold) | (503,572) |
| TOTAL AMOUNT REQUIRED TO BE SEGREGATED | 504,403 |
| FUNDS ON DEPOSIT IN SEGREGATION: | |
| Exchange traded options: | |
| Unrealized receivables for long option contracts purchased | 580,688 |
| Unrealized obligations for short option contracts granted (sold) | (503,572) |
| Net equities with other futures commission merchants | 390,915 |
| Firm securities contributed to customer segregation - at market value | 204,695 |
| Customer securities contributed to customer segregation - at market value | 75,550 |
| TOTAL AMOUNT IN SEGREGATION | 748,276 |
| EXCESS FUNDS IN SEGREGATION | $ 243,873 |

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

# MERRILL LYNCH PROFESSIONAL CLEARING CORP.

## SCHEDULE OF SECURED AMOUNTS AND FUNDS HELD IN SEPARATE ACCOUNTS FOR FOREIGN FUTURES AND FOREIGN OPTIONS CUSTOMERS PURSUANT TO REGULATION 30.7 UNDER THE COMMODITY EXCHANGE ACT AS OF DECEMBER 26, 2003 (Dollars in Thousands)

The Company does not carry any customers' regulated foreign futures and foreign options accounts; therefore the Company has nothing to report.

NOTE: There are no material differences between the amounts presented above and the amounts as reported in the Company's unaudited FOCUS Report as of December 26, 2003. Therefore, no reconciliation of the two computations is deemed necessary.

# Deloitte.

**Deloitte & Touche LLP**
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 23, 2004

Merrill Lynch Professional Clearing Corp.
222 Broadway
New York, New York 10038

In planning and performing our audit of the financial statements of Merrill Lynch Professional Clearing Corp. (the "Company") for the year ended December 26, 2003 (on which we issued our report dated February 23, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) and Regulation 1.16: (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)[including the practices and procedures followed by the Company in making the periodic computations of proprietary accounts of introducing brokers ("PAIB")]; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3; and (5) in making the daily computations of the segregation requirements of Section 4d(2) and Regulation 30.7 under the Commodity Exchange Act.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's and the Commodity Futures Trading Commission's (the "Commissions") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally

accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commissions to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 26, 2003 to meet the Commissions' objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the New York Stock Exchange, Inc., the Commodity Futures Trading Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 under the Commodity Exchange Act in their regulation of registered brokers and dealers and futures commissions merchants, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP